December 6, 2013

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan
Christina De Rosa

Re:	Sorrento Therapeutics, Inc.
Registration Statement on Form S-3
Filed October 31, 2013
File No. 333-192025

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated November 14, 2013 (the “Comment Letter”) relating to the Registration Statement on Form S-3 (the “Form S-3”) of Sorrento Therapeutics, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Incorporation of Documents by Reference, page 47

1.	Please incorporate by reference the Current Reports on Form 8-K filed on August 5, 2013 and August 8, 2013.

Response

The Company acknowledges the Staff’s comment and has incorporated by reference the Current Reports on Form 8-K filed on August 5, 2013 and August 8, 2013 in the Incorporation by Reference section of Amendment No. 1 to Form S-3.

If you have any further comments and/or questions, please contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler

cc:	Henry Ji, Ph.D., Sorrento Therapeutics, Inc.

Richard Vincent, Sorrento Therapeutics, Inc.